23002041

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NOV 29 2023

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SEC FILE NUMBER
8-41372

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bullish Bob Bagley Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

429 Country View Lane
(No. and Street)

Garland	Texas	75043
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bullish Bob Bagley	972-285-5474	bbagley@bullish.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/09	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAS

OATH OR AFFIRMATION

I, Robert M. Bagley, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bullish Bob Bagley Securities, Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATHEW BOOTH
Notary ID #124396714
My Commission Expires
May 26, 2027
NOTARY PUBLIC STATE OF TEXAS

Signature: [illegible]

Title: [illegible]

[illegible]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. as of September 30, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our responsibility is to express an opinion on Bullish Bob Bagley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bullish Bob Bagley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Bullish Bob Bagley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Bullish Bob Bagley Securities, Inc.'s auditor since 2009.

Celeste, Texas
November 8, 2023

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Financial Condition
September 30, 2023

ASSETS	
Cash	$ 2,440
Securities owned, at fair value	10,955
TOTAL ASSETS	$ 13,395
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 4,657
Total liabilities	4,657
Stockholder's Equity	
Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	490,596
Accumulated deficit	(482,858)
TOTAL STOCKHOLDER'S EQUITY	8,738
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,395

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Income
Year Ended September 30, 2023

Revenue		
Securities commissions	$	1,310
Mutual fund commissions		3,617
Interest		679
TOTAL REVENUE		5,606
Expenses		
Clearing charges		24,010
Compensation and related costs		3,269
Occupancy and equipment costs		14,961
Professional fees		5,336
Regulatory fees		2,443
Technology and communications		4,299
Travel and entertainment		4,778
Other expenses		5,358
TOTAL EXPENSES		64,454
Net loss before other loss		(58,848)
Other Loss		
Unrealized loss on securities owned		(5,154)
NET LOSS	$	(64,002)

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2023

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2022	1,000	$ 1,000	$ 433,486	$ (418,856)	$ 15,630
Additional capital contributions	-	-	57,110	-	57,110
Net loss	-	-	-	(64,002)	(64,002)
Balances at September 30, 2023	1,000	$ 1,000	$ 490,596	$ (482,858)	$ 8,738

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2023

Cash flows from operating activities:	
Net loss	$ (64,002)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized loss on securities owned	5,154
Changes in assets and liabilities	
Decrease in commissions receivable	893
Increase in accounts payable	2,352
Decrease in commissions payable	(893)
Net cash used in operating activities	(56,496)
Cash flows from financing activities:	
Additional capital contributions	57,110
Net change in cash	614
Cash at beginning of year	1,826
Cash at end of year	$ 2,440

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Notes to Financial Statements
September 30, 2023

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bullish Bob Bagley Securities, Inc. (the Company) was organized in May 1989 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities brokerage services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 4. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also includes other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and the investor activities are known, which are either monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires minimum monthly charges of $2,000. The agreement also requires the Company to maintain a minimum of $10,000 in cash and/or securities in accounts held with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2023, the Company had net capital of $7,095, which was $2,095 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.66 to 1.

Note 4 - Fair Value / Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 4 - Fair Value / Securities Owned (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2023.

Inverse Index Exchange traded fund: Valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of September 30, 2023

	Level 1	Level 2	Level 3	Total
Inverse index exchange traded fund	$ 10,955	$ -	$ -	$ 10,955
Total	$ 10,955	$ -	$ -	$ 10,955

Securities owned consist of holdings in ProShares UltraShort S&P500. Cost and fair value of securities owned at September 30, 2023, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Inverse index exchange traded fund	$ 56,749	$ -	$ 45,794	$ 10,955
	$ 56,749	$ -	$ 45,794	$ 10,955

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2023.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $245,000 available to offset future taxable income. The Company also has a capital loss carryforward of approximately $17,000 expiring in 2025 and cumulative unrealized losses on securities of approximately $46,000. The carryforwards create a deferred tax asset of approximately $65,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Revenue

The sole shareholder has contributed significant amounts of additional capital to the Company for each of the last ten years. The Company is economically dependent upon the sole shareholder for his continued capital contributions. The sole shareholder intends to provide continuing capital contributions, but is not contractually obligated to do so.

The sole shareholder and a related person generated all of the Company's commission revenue and received all of the compensation and related costs for the year ended September 30, 2023.

The sole shareholder provides office space for the Company under a month-to-month lease at no cost to the Company. The Company is responsible for all office related costs and expenses.

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Concentration of Credit Risk

The Company has cash of $1,549 and securities owned of $10,955, or 93%, of its total assets held at the Company's clearing broker/dealer at September 30, 2023.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2023, through November 8, 2023, the date which the financial statements were available to be issued.

The Company's sole shareholder made an additional capital contribution of $8,500 in October 2023.

Schedule I

BULLISH BOB BAGLEY SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2023

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 8,738
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	8,738
Haircuts on securities	
Securities owned	1,643
Net Capital	$ 7,095
Aggregate indebtedness	
Accounts payable	$ 4,657
Total aggregate indebtedness	$ 4,657
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 2,095
Ratio of aggregate indebtedness to net capital	0.66 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Exemption from Reserve Requirements and Possession or Control Requirement

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bullish Bob Bagley Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Bullish Bob Bagley Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and (2) Bullish Bob Bagley Securities, Inc. stated that Bullish Bob Bagley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bullish Bob Bagley Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bullish Bob Bagley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 8, 2023

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

BULLISH BOB BAGLEY SECURITIES, INC.

Since 1989

www.bullish.org

BULLISH BOB, Profitabull 972-BUL-LISH

bbagley@bullish.org **972-285-5474**

23/11/06

BULLISH BOB BAGLEY SECURITIES, INC.'S EXEMPTION REPORT

Bullish Bob Bagley Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BULLISH BOB BAGLEY SECURITIES, INC.

I, Robert M. Bagley, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President and Financial and Operations Principal

November 6, 2023

Bullishly,